August 26, 2019

Nack Paek
Chairman and Chief Executive Officer
MetroCity Bankshares, Inc.
5114 Buford Highway
Doraville, GA 30340

       Re: MetroCity Bankshares, Inc.
           Draft Registration Statement on Form S-1
           Submitted on August 2, 2019
           CIK No. 0001747068

Dear Mr. Paek:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS of Form S-1 filed August 2, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Market Price of Common Stock, page 47

2. Please revise to provide the range of high and low bid information for each full quarterly period within the two most recent fiscal years and any subsequent interim period, and other information called for by Item 201(a) of Regulation S-K.
 Nack Paek
MetroCity Bankshares, Inc.
August 26, 2019
Page 2
Noninterest Income, page 54

3. We note your disclosure on pages 54, 60 and 65 that when selling the guaranteed portion of SBA loans, you are required by GAAP to defer a portion of the gain on sale over the life of the unguaranteed portion of the loan which you hold. In order to better understand your accounting related to your SBA loan sales, please provide us the following information related to a typical SBA loan sale, including:

             the fair value of the portion of the SBA loan sold and the portion retained, how you allocate the previous carrying amount based on the relative fair values at the date of the transfer,
             how you calculate of the gain on sale in accordance with ASC 860-20-40-1A, and the journal entry recorded.

         See ASC 860-20-55-46 for an example of the information we requested.
4. Please revise your accounting policy discussion to more accurately describe your accounting related to the sale of the guaranteed portion of SBA loans consistent with the terminology used in ASC 860-20-40-1A, if appropriate.
Credit Quality, page 90

5. We note your disclosure on pages 3 and 90 that, "A significant portion of our nonperforming assets, reserves and charge-offs are attributable to auto loan pools that we purchased in prior years." Based on quantitative information on page 49, it appears that the auto loan pools had an immaterial impact on certain credit metrics as of June 30, 2019.
         Please revise your disclosure to more accurately describe the impact of the auto loan pools on credit metrics.
       You may contact Michael Volley at (202) 551-3437 or John Nolan, Senior Assistant
Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Pam Long,
Assistant Director at (202) 551-3765 with any other questions.



FirstName LastNameNack Paek                                   Sincerely,
Comapany NameMetroCity Bankshares, Inc.
                                                              Division of
Corporation Finance
August 26, 2019 Page 2                                        Office of
Financial Services
FirstName LastName